EXHIBIT 99.1

TOP Ships Inc. Announces Agreement to Acquire Nine ECO MR Product Tanker Newbuildings with Time Charter Employment and Potential Gross Revenue Backlog of about $679 million

ATHENS, Greece, Feb. 23, 2026 (GLOBE NEWSWIRE) -- TOP Ships Inc. (the “Company”), an international owner and operator of modern, fuel efficient "ECO" tanker vessels, announced today that it has entered into an agreement with an entity affiliated with the Company’s Chief Executive Officer, (“the Seller”), to acquire 100% of the issued and outstanding shares of nine Marshall Islands companies (the “SPVs”), counterparties to ship building contracts for nine very-high specification 47,499 dwt Medium Range (“MR”) product/chemical oil tankers with Guangzhou Shipyard International Company Limited, scheduled for delivery during 2028 and 2029.

The ship building contracts’ effectiveness is subject to the issuance of customary refund guarantees and the acquisition of the SPVs is subject to conclusion of financing arrangements. Specifically, the SPVs are currently finalizing lease financing agreements (the “Financings”) with two major Chinese leasing companies, one being ABC Financial Leasing Co., Ltd. or its controlled entities, covering the majority of the ship building contracts’ price for all nine vessels. The Financings were arranged by the Seller and their conclusion is subject to customary closing conditions, including the provision of the Company’s corporate guarantee to the leasing companies.

The Seller has also secured time charter employment with a major oil trader, for all vessels, starting from their delivery and for a firm duration of seven years, with charterer’s option to extend for four additional years.

The total potential gross revenue backlog from these contracts, including optional years, is about $679 million.

The Company has agreed to acquire the shares of all SPVs for an aggregate purchase price of about $41 million and due to the related party nature of the acquisition, the transaction was approved by a special committee composed of independent members of the Company's board of directors, (the “Transaction Committee”). The Transaction Committee obtained a fairness opinion relating to the consideration of this transaction from an independent financial advisor.

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including statements regarding the potential acquisition of newbuilding tankers.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending,” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management's examination of historical operating trends, data contained in our records, and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and we disclaim any intention or obligation to update any forward‐looking statements as a result of developments occurring after the date of this communication.

For further information please contact:

Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org